Exhibit 99.17
Brickell Bay Acquisition Corp.
c/o H.I.G. Capital, L.L.C.
1001 Brickell Bay Drive, 27th Floor
Miami, Florida 33131
November 11, 2009
Parallex LLC
27181 Barefoot Boulevard
Millsboro, Delaware 19966
Ladies and Gentlemen:
     Reference is made to the Exchange Agreement (the “Exchange Agreement”), dated as of October 18, 2009, by and among Brickell Bay Acquisition Corp., a Delaware corporation (the “Company”), and Parallex LLC (“Exchanger”). Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Exchange Agreement.
     Notwithstanding anything set forth in the Exchange Agreement to the contrary, the Company and the Exchanger agree that in the event of a termination of the Merger Agreement, any indemnification obligations of the Company for Potential Claims pending prior to such termination of the Merger Agreement shall survive such termination.
     By signing below, each party hereto agrees and acknowledges that this letter agreement constitutes a legal, valid and binding obligation, enforceable in accordance with its terms, and the execution, delivery and performance of this letter agreement by such party does not and will not conflict with, violate or cause a breach of any agreement, contract or instrument to which such party is a party or any judgment, order or decree to which such party may be subject.
     More than one counterpart of this letter agreement may be executed by the parties, and each fully executed counterpart shall be deemed an original. A facsimile signature page hereto shall be treated in all manner and respects as an original agreement and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.
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Very Truly Yours, BRICKELL BAY ACQUISITION CORP.
By:	/s/ Brian D. Schwartz
	Name:	Brian D. Schwartz
Its: President

Agreed and accepted as of the date
first written above:
PARALLEX LLC

By:	/s/ Raymond A. Mirra, Jr.
	Name:	Raymond A. Mirra, Jr.
Its: Manager